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News Release	No. 17-339
April 4, 2017

Platinum Group Metals Reports on Maseve Mine Operations

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports that during March 2017 the Maseve Mine produced approximately 2,477 ounces of platinum, palladium, rhodium and gold (“4E”) in concentrate. Production in March 2017 was the best level achieved since completion of commissioning in 2016 and shows a positive trend. Production ramp-up is following a positive trend but is behind schedule. Further improvement in the ramp-up rate is required. The results for March demonstrate improved stoping and tramming as well as the positive effects of Block 11 production coming online. Planned conveyor and silo completions are on track targeted to be completed at the end of April and are expected to facilitate and continue to improve performance.

Mining and Milling Overview

Improvements in stoping tonnes versus development during production ramp-up from Block 11 are in progress at the time of writing. Production levels in January and into February 2017 were hampered by the process of changing the primary underground mining contractor, senior management changes, equipment operator performance and slowly improving equipment availability. Production during February, 2017 was also hampered by an extraordinary rain event over a period of days around February 20, 2017, which caused regional surface flooding and some underground flooding at the Maseve Mine, resulting in several lost mining and milling days. Production in March was improved, but was below target and did not offset the lower January and February results.

A summary of monthly production for the second fiscal quarter plus the month of March, 2017 follows:

Month	Dry Tonnes Milled	Average Grade gms/tonne	Recovery %	4E Ounces in Concentrate
December, 2016	39,297	1.51	79.2	1,509
January, 2017	34,661	1.53	79.2	1,351
February, 2017	29,146	1.59	80.3	1,193
March, 2017(1)	51,663	1.81	82.6	2,477

(1) Approximately 7,825 dry tonnes of ore mined in February, 2017 were milled in March, 2017.

Several important operational advancements were completed during the last few months:

•	Significant advancement into Block 11 in preparation for increased mining from this important mining block was achieved. Double decline roadway access to Block 11 was competed at the end of December 2016. Five development ends and 17 mining faces or “bords” are now active in Block 11, representing an increase of nine mining faces since December, 2016. The work focus in Block 11 has changed from predominantly development to mechanized bord and pillar mining.

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•

Redpath Mining South Africa is currently continuing with the construction of a 1.0 km conveyor at their cost. During January, 2017 Redpath entered a letter of intent whereby they would install, operate and maintain a 1.0 km conveyor towards Block 11, linking into underground silos and the existing 1.4 km conveyor to surface and 1.7 km conveyor system into the mill. Approximately 30% of this conveyor steel work is installed and the construction is on track for completion at the end of April. Cost for the conveyor installation to be borne by Redpath was estimated at Rand 25.0 million (approximately US$1.8 million), which Redpath plans to recoup by way of a per tonne charge.

•

During the second fiscal quarter ended February 28, 2017, approximately a 20% monthly cost reduction has been completed through a process of rationalizing and consolidating underperforming and redundant contractors. This process was undertaken cooperatively with the involvement of affected contractors, the National Union of Mineworkers, and on occasion, the Department of Minerals Resources. Many mining services previously provided by several contractors are now consolidated under the management of Redpath. As the changeover process is completed, the Company expects to achieve improved production and cost efficiencies because of these changes.

Block 11

The contribution of mined tonnage from Block 11 is a critical factor to achieving positive cash flow at the Maseve Mine. Block 11 is a large, well-drilled and stable mining block estimated to host 545,000 4E Merensky Reef ounces (3,066,512 tonnes at 5.53 gpt 4E Indicated). This block is modelled as flat dipping at an average of nine degrees, with an average seam thickness of 157 cm (as published in the technical report titled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa” dated August 28, 2015, with an effective date of July 15, 2015). The flat dip and good quality of Block 11 reef has been confirmed with over 100 meters of strike length exposed in underground development.

During 2017, Block 11 is scheduled to build up to 70-80% of mined ore flow. At full production Block 11 is planned to provide up to 76,000 tonnes a month of mined ore flow. Historical monthly mined tonnes for Block 11 are recorded in the table below:

Month	Block 11 Mined Tonnes	Total Mined Tonnes	Percentage
December, 2016	8,388	27,559	30.4%
January, 2017	16,614	28,733	57.8%
February, 2017	20,759	43,742	47.5%
March, 2017	29,690	49,610	59.8%

The rate of underground development and the increase of stoped tonnes versus development at the Maseve Mine continues to be an important factor with respect to mine ramp-up and production rates.

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Labour

Mill operating contractor, Tailing Technology (“TT”), has reported to the Company that the Association of Mineworkers and Construction Union (“AMCU”) was recently recognized by them with approximately a 58% membership (approximately 62 people). AMCU has provided a set of demands and TT is in negotiations with AMCU. TT and AMCU met with the South African Commission for Conciliation, Mediation and Arbitration on March 31, 2017 for mediation, unfortunately no agreement was reached, and as a result the commission is reported to have issued a strike certificate on April 3, 2017. If AMCU wishes to take strike action, they must provide 48 hours written notice.TT advises the Company that they are striving to find a solution and that they remain confident they will be able to run the Maseve mill and limit any potential disruptions if AMCU chooses to go on strike.

Outlook

Delays in underground development, stoping rates and planned tonnages have resulted in ounce production delays. Such delays have had, and will continue to have, a negative impact on working capital requirements until sufficient mined stoped material is produced to allow mine operations to generate positive cash flow.

As a result of the production performance for the first calendar quarter, estimated calendar 2017 annual production guidance, based on the current mine plan, is adjusted from 100,000 ounces 4E to 85,000 ounces 4E.

The Company plans to report on the operational and financial details of its second fiscal quarter ended February 28, 2017 on or before April 14, 2017.

The Company is currently working with BMO Capital Markets and Macquarie Capital to review and assess corporate and asset level strategic alternatives.

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights and large scale reserves of platinum and palladium in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on ramping up the Maseve Mine, its first near-surface platinum mine, to commercial production and on expanding reserves.

Platinum Group has delineated new low cost, near surface reserves on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of large scale, shallow low cost platinum, palladium and gold deposit. Waterberg is one of the only large scale dominantly palladium deposits in the world.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and the Independent Qualified Person reports as well as visiting the site regularly.

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On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding anticipated or potential developments at the Maseve Mine including development and construction activities, conveyor details, improved stoping and tramming, access to Block 11, mine plans, production trends and estimates, cost estimates, contractor and labour developments, the potential for a strike and the potential results thereof, and production and cost efficiencies; future cash flow and the effects of developments on cash flow; corporate and asset level strategic alternatives; the potential for expanding reserves; the potential economics of the Waterberg Project, if developed; ramp-up and potential achievement of commercial production at the Maseve Mine; the Company’s key objectives; and the Company’s plans and estimates regarding exploration, studies, development, construction, production, cash flows and other activities and developments. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labour disruptions; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

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Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.